November 5, 2010

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:                              Fibria Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 001-15018

Dear Mr. Reynolds:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 22, 2010, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2009 and filed April 30, 2010 (“2009 Annual Report”) and supplements our response letter dated October 1, 2010.

Exhibits

1.                                      We note your response to comment five of our letter dated September 15, 2010 where you stated that you believe Exhibit 3.1 was filed without omission of any schedule, attachment or exhibit. We note references in Exhibits 3.1.1 to exhibits 3.1.2, 3.1.15 and 7.1(d) and references in Exhibit 3.1.2 to exhibits that have not been filed. Please confirm that you will file this exhibit in its entirety with your next periodic report.

Reply:  Given the volume of the documentation requested to be filed with the Commission (more than 1,000 pages), as well as the difficulty in tracking down what is in part third party archival material (much of which was not in extractable form), the Company may not be able to file all such documents prior to the Company’s next 6-K submission but is using its best efforts to do so.

We confirm, however, that we will file not later than November 12, 2010, the exhibits referenced in your September 15, 2010 letter together with those referred to above in your Comment 1, subject to the qualifications described below.

We note that most of the documents will be filed in English and in their entirety. Others, however, will be filed in their original version (in Portuguese) along with an English summary, as permitted by Item D(2) of the General Instructions of Form 6-K and Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b12(d)(3)(ii)).

With regard to omitted Exhibit 7.1(d) from Exhibit 3.1 to 2009 Annual Report, we have been unable to locate a copy of any such “Exhibit 7.1(d)” and we believe it never comprised an exhibit separately attached to the document as such.

With regard to omitted Schedule 4.3, this schedule is the blueprint of a pulp mill, which the Company will not be able to file because it is virtually illegible in the original.

In view of the above, below you will find a list of the schedules, attachments and exhibits that will be filed, as well as details of the form (entire document or summary) and language (English or Portuguese) of each document.

A.    Exhibit 3.1 to 2009 Annual Report - Investment Agreement:

•      Exhibit 3.1.2: Instrumento Particular de Escritura da 2a Emissão Privada de Debentures Não Conversíveis e com Cláusula de Permuta da Votorantim Industrial S.A., com Garantias Flutuante e Fidejussória (Private Instrument of 2nd Issuance of Non-Convertible Debentures and with Exchange Clause of Votorantim Industrial S.A., with Fluctuating and Secured Guarantee) - original Portuguese version and an English summary will be filed.

•      Exhibit 3.1.10: Annexes 2.2, 2.3.1, 2.3.2 and 3.1.15 to the Shareholders’ Agreement (Exhibit 3.1.10) - will be filed in English in their entirety.

B.    Exhibit 4.3 to 2009 Annual Report - Joint Venture Agreement:

•      Annex A: Newco’s Amended and Restated Bylaws - will be filed in English in its entirety.

•      Annex B: Contrato de Representação Independente para Vendas (Independent Sales Representation Agreement) - will be filed in English in its entirety.

•      Annex C: Operational and Maintenance Services Agreement - will be filed in English in its entirety.

•      Annex D: Contrato de Aquisição de Bens and exhibits (Contract for the Acquisition of Assets) - original Portuguese version and an English summary will be filed.

•      Annex E: Shareholders Agreement and annexes- will be filed in English in their entirety.

•      Annex F: Contrato de Fornecimento de Serviços Públicos and annexes (Contract for the Supply of Public Services) — original Portuguese version and an English summary will be filed.

•      Annex G: Slush Pulp Supply Agreement and schedules - will be filed in English in their entirety.

•      Annex H: Option Price - will be filed in English in its entirety.

•      Annex I: Temporary Business Plan - will be filed in English in its entirety.

C.    Exhibit 4.4 to 2009 Annual Report: Schedules 1.01(a), 4.01(1), 4.01(2) and 4.01(3) to the Strategic Business Agreement between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A. - will be filed in English in their entirety.

D.    Exhibit 4.13 to 2008 Annual Report: Instrumento Privado de Protocolo e Justificação de Cisão da Ripasa S.A. Celulose e Papel (Private Instrument of Protocol and Justification of Spin-Off of Ripasa S.A. Celulose e Papel) — original Portuguese version and an English summary will be filed.

E.     Exhibit 10.8 to Form F-4 filed October 28, 2009: Export Prepayment Facility Agreement and Secured Loan and exhibits - will be filed in English in their entirety.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138.4565 if you have any questions concerning this response letter.

Very truly yours,

Fibria Celulose S.A.
	By:	/s/ João Adalberto Elek
João Adalberto Elek
CFO and Investors’ Relations Officer

Copies: Shehzad Niazi
Pamela Howell